FRANKLIN TEMPLETON INVESTMENTS

ONE FRANKLIN PARKWAY

SAN MATEO, CA 94403-1906

February 28, 2014

Filed Via EDGAR (CIK #0000809707)

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

RE: Franklin Investors Securities Trust (Registrant)

    File Nos. 033-11444 and 811-04986

Ladies and Gentlemen:

On behalf of above-referenced Registrant and pursuant to Rule 477(a) under the Securities Act of 1933, as amended (1933 Act), we desire to withdraw, and hereby request that the Commission withdraw, Post-Effective Amendment No. 62 to the Registrant's Registration Statement on Form N-1A filed with the Commission on February 28, 2014 at 1:03 p.m. Eastern time pursuant to Rule 485(b) under 1933 Act (Accession No. 0001379491-14-000209) (Amendment). No securities were sold in connection with the offering.

Therefore, the Registrant respectfully submits this application for withdrawal of Registrant’s Amendment (Accession No. 0001379491-14-000209) filed under the EDGAR submission type 485B.

Please direct any inquiries regarding this filing to Bruce Bohan at 650-312-3504.

Sincerely,

Franklin Investors Securities Trust

/s/KAREN L. SKIDMORE

Karen L. Skidmore

Vice President and Secretary

KLS/dac